Filed Pursuant to Rule 433
Pricing Term Sheet

The Walt Disney Company
5.700% Global Notes Due 2011

Issuer:	The Walt Disney Company

Title of Securities:	5.700% Global Notes Due 2011

Ratings:	A3 / A-

Trade Date:	July 13, 2006

Settlement Date (T+3):	July 18, 2006

Maturity Date:	July 15, 2011

Aggregate Principal Amount Offered:	$750,000,000

Price to Public (Issue Price):	99.808% plus accrued interest, if any, from July 18, 2006

Interest Rate:	5.700% per annum

Interest Payment Dates:	Semi-annually on each January 15 and July 15, commencing on January 15, 2007

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at treasury rate plus 12.5 basis points.

Joint Bookrunners:	Banc of America Securities LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, or Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.